Mail Stop 4561

October 4, 2007

Robert G. Burton, Sr.
Chairman and Chief Executive Officer
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

       Re: **Cenveo, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 28, 2007
              Form 10-K/A for Fiscal Year Ended December 31, 2006
              Filed June 27, 2007
              File No. 0-14948

Dear Mr. Burton:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Mark Kronforst
                    Accounting Branch Chief